04015126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65443

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elliott Davis Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 E. Broad Street
(No. and Street)

Greenville (City) SC (State) 29601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeremy Elliott 864-242-3370
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Metz, Paul L
(Name – *if individual, state last, first, middle name*)

205 E. Broad St. (Address) Greenville (City) SC (State) 29601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEREMY S. ELLIOTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elliott Davis Brokerage Services, LLC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jeremy S. Elliott
Signature

CFO
Title

Linda F. Reid
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

SWORN TO BEFORE ME THIS 25 day
of February, 2004
Linda F. Reid (SEAL)
Notary Public for South Carolina
My Commission Expires: 2-29-2012

ELLIOTT DAVIS BROKERAGE SERVICES, LLC

REPORT ON FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2003

**(Pursuant to paragraph (d) of Rule 17a-5
of the Securities and Exchange Commission)**

ELLIOTT DAVIS BROKERAGE SERVICES, LLC

GREENVILLE, SOUTH CAROLINA

CONTENTS

PAUL L. METZ, CPA, PA
205 EAST BROAD STREET - GREENVILLE, SC 29601 - PHONE (864) 298-8040 - FAX (864) 242-5500

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the member
Elliott Davis Brokerage Services, LLC
Greenville, South Carolina

I have audited the accompanying statement of financial condition of Elliott Davis Brokerage Services, LLC as of December 31, 2003 and the related statements of operations and member's equity, cash flows and changes in member's equity for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Elliott Davis Brokerage Services, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 9 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paul L. Metz CPA PA

Greenville, South Carolina
February 19, 2004

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CASH AND CASH EQUIVALENTS	$ 8,500

MEMBER'S EQUITY

MEMBER'S EQUITY	$ 8,500

The accompanying notes are an integral part of this financial statement.

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
For the year ended December 31, 2003

REVENUES		
Commissions		$ 52,378
EXPENSES		
Registration and regulatory fees	$ 2,114	
Miscellaneous	70	2,184
Net income		50,194
MEMBER'S EQUITY, BEGINNING OF YEAR		22,121
DISTRIBUTIONS		(63,815)
MEMBER'S EQUITY, END OF YEAR		$ 8,500

The accompanying notes are an integral part of this financial statement.

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2003

OPERATING ACTIVITIES		
Net income	$	50,194
FINANCING ACTIVITY		
Cash distributions to member		63,815
Decrease in cash and cash equivalents		(13,621)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		22,121
CASH AND CASH EQUIVALENTS, END OF YEAR	$	8,500

The accompanying notes are an integral part of this financial statement.

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2003

MEMBER'S EQUITY, BEGINNING OF YEAR	$	22,121
NET INCOME FOR THE YEAR		50,194
DISTRIBUTIONS TO MEMBER		(63,815)
MEMBER'S EQUITY, END OF YEAR	$	8,500

The accompanying notes are an integral part of this financial statement.

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the year ended December 31, 2003

BALANCE, BEGINNING OF YEAR	$ -
ELIMINATION OF LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	-
BALANCE, END OF YEAR	$ -

The accompanying notes are an integral part of this financial statement.

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

The Company is a securities broker with offices in Aiken and Greenville, South Carolina. The Company has contracted with a clearing agent who acts on a fully disclosed basis for all accounts. The Company acts as introducing broker, and customer accounts so designated are carried on the books of the clearing agent. The Company itself did not handle any securities transactions during 2003. Most of the Company's customers are located in the southeastern United States.

Cash equivalents

The Company considers all short-term nonequity investments with an original maturity of three months or less to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

The Company is not a taxpaying entity, and thus no income tax expense has been recorded in the statements. Income of the Company is taxed on the member's income tax return

NOTE 3 - NET CAPITAL REQUIREMENT

The Company's net capital, computed in accordance with the rules of the Securities and Exchange Commission (SEC), was $8,500 as of December 31, 2003. Required net capital was $5,000.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2003

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2003

TOTAL OWNERSHIP EQUITY		$ 8,500
ADD		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		8,500
DEDUCT		
Nonallowable (a)		-
Net capital before haircuts on securities positions		8,500
HAIRCUTS - Securities in inventory (b)		-
NET CAPITAL		$ 8,500

(a)	Nonallowable securities	$ -
	Receivables from stockholders and related party	-
	Book value of property and equipment	-
	Coins	-
		$ -
(b)	Other securities haircuts [15c3-l(c)(2)(vi)(J)]	$ -

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
DECEMBER 31, 2003

CREDIT BALANCES	
Free credit balances and other balances in customers' security accounts	$ -
Market value of securities which are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the forty days	-
Customers' securities failed to receive	-
Total 15c3-3 credits	-
DEBIT BALANCES	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3	-
Failed to deliver of customers' securities not older than thirty days	-
Total 15c3-3 debits	-
	$ -

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2003

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ -
Number of items	-
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	-
Number of items	-
	$ -

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2003

	Unaudited	Adjustments Dr.	Adjustments (Cr.)	Audited
ALLOWABLE ASSETS				
Cash	$ 8,500	$	-	$ 8,500
NON-ALLOWABLE ASSETS	-		-	-
OTHER ASSETS	-		-	-
Total assets	$ 8,500			$ 8,500
PAYABLE TO CLEARING AGENT	$ -		-	$ -
ACCRUED EXPENSES AND OTHER	-		-	-
SUBORDINATED LOAN AGREEMENT	-		-	-
Total liabilities	-		-	-
MEMBER'S EQUITY	8,500		-	-
Total liabilities and capital	$ 8,500			$ 8,500

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
SCHEDULE OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2003

THE COMPANY HAD NO DEBT AS OF DECEMBER 31, 2003

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
RECONCILIATION OF PRELIMINARY NET INCOME TO FINAL
For the year ended December 31, 2003

Net income per preliminary FOCUS report	$ 50,194
Adjustment	-
Net income per final statement of operations	$ 50,194

PAUL L. METZ, CPA, PA
205 EAST BROAD STREET · GREENVILLE, SC 29601 · PHONE (864) 298-8040 · FAX (864) 242-5500

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the member
Elliott Davis Brokerage Services, LLC
Greenville, South Carolina

In planning and performing my audit of the financial statements of Elliott Davis Brokerage Services, LLC for the year ended December 31, 2003, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate on December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

[illegible] CPA PA

Greenville, South Carolina
February 19, 2004